Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$1,265,000	$157.49

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-223208

July 20, 2018

PRICING SUPPLEMENT

(To Prospectus dated February 26, 2018,

Prospectus Supplement dated February 26, 2018 and

ETF Underlying Supplement dated February 26, 2018)

Linked to the Least Performing of the Financial Select Sector SPDR® Fund and the SPDR® S&P® Oil & Gas Exploration & Production ETF

►	Quarterly contingent coupon payments at a rate of 2.0625% (equivalent to 8.25% per annum), payable if the closing price of each Underlying on the applicable coupon observation date is greater than or equal to 65% of its initial price

►	Callable quarterly at the principal amount plus the applicable contingent coupon on or after January 22, 2019 if the closing price of each Underlying is at or above its initial price

►	If the Notes are not called and the Least Performing Underlying declines by more than 40.00%, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount

►	5 years maturity

►	All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a “Note” and collectively the “Notes”) offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-19 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $947.00 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page PS-4 and “Risk Factors” beginning on page PS-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000.00	$20.00	$980.00
Total	$1,265,000.00	$25,300.00	$1,239,700.00

1HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-19 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc. Autocallable Contingent Income Barrier Notes

This pricing supplement relates to a single offering of Autocallable Contingent Income Barrier Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the Financial Select Sector SPDR® Fund and the SPDR® S&P® Oil & Gas Exploration & Production ETF. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.

Principal Amount:	$1,000 per Note

Reference Asset:	The Financial Select Sector SPDR® Fund (NYSE symbol: XLF) and the SPDR® S&P® Oil & Gas Exploration & Production ETF (NYSE symbol: XOP) (each an “Underlying” and together the “Underlyings”)

Trade Date:	July 20, 2018

Pricing Date:	July 20, 2018

Original Issue Date:	July 25, 2018

Final Valuation Date:	July 20, 2023, subject to adjustment as described under “Additional Terms of the Notes―Valuation Dates” in the accompanying ETF Underlying Supplement.

Maturity Date:	July 25, 2023. The Maturity Date is subject to adjustment as described under “Additional Terms of the Notes―Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying ETF Underlying Supplement.

Call Feature:	If the Official Closing Price of each Underlying is at or above its Initial Price on any Call Observation Date, the Notes will be automatically called, and you will receive the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

PS-2

Coupon Observation and Payment Dates:

The Coupon Observation and Payment Dates are subject to postponement as described under “Additional Terms of the Notes―Observation Periods” and “Additional Terms of the Notes―Coupon Payment Dates, Call Payment Dates and Maturity Date” respectively, in the accompanying Equity Index Underlying Supplement.

Coupon Observation Dates	Coupon Payment Dates
October 22, 2018	October 25, 2018
January 22, 2019*	January 25, 2019**
April 22, 2019*	April 25, 2019**
July 22, 2019*	July 25, 2019**
October 22, 2019*	October 25, 2019**
January 22, 2020*	January 27, 2020**
April 22, 2020*	April 27, 2020**
July 22, 2020*	July 27, 2020**
October 21, 2020*	October 26, 2020**
January 20, 2021*	January 25, 2021**
April 21, 2021*	April 26, 2021**
July 21, 2021*	July 26, 2021**
October 20, 2021*	October 25, 2021**
January 20, 2022*	January 25, 2022**
April 20, 2022*	April 25, 2022**
July 20, 2022*	July 25, 2022**
October 20, 2022*	October 25, 2022**
January 20, 2023*	January 25, 2023**
April 20, 2023*	April 25, 2023**
July 20, 2023*	July 25, 2023**

*These Coupon Observation Dates are also Call Observation Dates. **These Coupon Payment Dates are also Call Payment Dates.

Call Observation Dates:	The Coupon Observation Dates on or after January 22, 2019

Call Payment Dates:	The Coupon Payment Dates on or after January 25, 2019

Contingent Coupon Rate:	2.0625%per quarter (equivalent to 8.25% per annum)

Contingent Coupon:

If the Official Closing Price of each of the Underlyings is greater than or equal to its Coupon Trigger on a Coupon Observation Date, you will receive the relevant Contingent Coupon on the applicable Coupon Payment Date.

If the Official Closing Price of either Underlying is less than its Coupon Trigger on a Coupon Observation Date, the Contingent Coupon applicable to such Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date.

You may not receive any Contingent Coupons over the term of the Notes.

Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.

PS-3

Final Settlement Value:

Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

■ If the Final Price of each Underlying is greater than or equal to its Coupon Trigger:

$1,000 + final Contingent Coupon

■ If the Final Price of the Least Performing Underlying is less than its Coupon Trigger but greater than or equal to its Barrier Price:

$1,000

■ If the Final Price of either Underlying is less than its Barrier Price:

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Final Price of the Least Performing Underlying is less than its Barrier Price, you may lose up to 100% of the Principal Amount at maturity. Even with any Contingent Coupons, your return on the Notes will be negative.

Least Performing Underlying:	The Underlying with the lowest Reference Return.

Barrier Price:	$16.536 with respect to XLF and $25.50 with respect to XOP, each of which is 60% of its Initial Price.

Coupon Trigger:	$17.914 with respect to XLF and $27.625 with respect to XOB, each of which is 65% of its Initial Price.

Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	$27.56 with respect to XLF and $42.50 with respect to XOP, each of which was its Official Closing Price on the Pricing Date.

Final Price:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.

CUSIP/ISIN:	40435FQ42 / US40435FQ427

Form of Notes:	Book-Entry

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See “Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”

PS-4

GENERAL

This pricing supplement relates to the offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Underlyings or any component security held by either Underlying or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-8 of this pricing supplement, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and these offerings. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶	The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

▶	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶	The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

PS-5

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of each of the Underlyings is at or above its Initial Price on any Call Observation Date. If the Notes are automatically called, investors will receive on the corresponding Call Payment Date, a cash payment equal to 100% of the Principal Amount, together with the applicable Contingent Coupon.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of each Underlying on the applicable Coupon Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled “ Description of Notes—Interest and Principal Payments—Recipients of Interest Payments ” on page S-14 in the accompanying prospectus supplement. The Contingent Coupon Rate will be 8.25% per annum ($20.625 per $1,000 in Principal Amount per quarter, if payable).

Payment at Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ If the Final Price of each Underlying is greater than or equal to its Coupon Trigger:

$1,000 + final Contingent Coupon

■ If the Final Price of the Least Performing Underlying is less than its Coupon Trigger but greater than or equal to its Barrier Price:

$1,000

■ If the Final Price of any Underlying is less than its Barrier Price:

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Final Price of the Least Performing Underlying is less than its Barrier Price, you may lose up to 100% of the Principal Amount at maturity.

If the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will lose up to 100% of the Principal Amount. Even with any Contingent Coupons, your return on the Notes will be negative.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuers

With respect to the XLF and XOP, Select Sector SPDR Trust is the reference issuer.

PS-6

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶	You believe that the Official Closing Price of each Underlying will be at or above its Coupon Trigger on most or all of the Coupon Observation Dates, and the Final Price of the Least Performing Underlying will be at or above its Barrier Price.

▶	You are willing to accept that the quarterly Contingent Coupon (at a rate of 8.25% per annum) is contingent and is payable only if the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Coupon Observation Date.

▶	You do not seek an investment that provides an opportunity to participate in the appreciation the Underlyings.

▶	You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not automatically called and the Reference Return of the Least Performing Underlying is less than -40%.

▶	You are willing to lose up to 100% of the Principal Amount.

▶	You are willing to hold the Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Initial Price, or you are otherwise willing to hold the Notes to maturity.

▶	You are willing to forgo guaranteed interest payments on the Notes, and dividends or other distributions paid on the Underlyings or the securities held by the Underlyings.

▶	You do not seek an investment for which there will be an active secondary market.

▶	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶	You believe that the Official Closing Price of at least one Underlying will be below its Coupon Trigger on most or all of the Coupon Observation Dates and the Final Price of the Least Performing Underlying will be below its Barrier Price.

▶	You believe that the Contingent Coupons, if payable, will not provide you with your desired return.

▶	You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶	You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not automatically called and the Reference Return of the Least Performing Underlying is less than -40%.

▶	You seek an investment that provides full return of principal at maturity.

▶	You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶	You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Underlyings or the securities held by the Underlyings.

▶	You seek an investment for which there will be an active secondary market.

▶	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

PS-7

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Underlyings or the securities held by the Underlyings. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶	“—Risks Relating to All Note Issuances” in the prospectus supplement; and

▶	“—General Risks Related to the Index Funds” in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will be exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis, and the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons, your return on the Notes will be negative.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of either Underlying on a Coupon Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If on each of the Coupon Observation Dates, the Official Closing Price of at least one Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Underlyings.

Whether the Notes are called or held to maturity, the maximum payments on the Notes will be the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the prices of the Underlyings, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings or the securities held by the Underlyings during the term of the Notes.

You are exposed to the market risk of all of the Underlyings, with respect to both the Contingent Coupons, if any, and the payment at maturity, if any.

Your return on the Notes is not linked to a basket consisting of the 2 Underlyings. Rather, it will be contingent upon the independent performance of each Underlying. Unlike an instrument with a return linked to a basket of underlying assets, in which risk is potentially mitigated and diversified among all the components of the basket, you will be exposed to the risks related to all of the Underlyings. Poor performance by either Underlying over the term of the Notes may negatively affect your return and will not be offset or mitigated by any positive performance by the other Underlying. To receive any Contingent Coupons, each Underlying must close at or above its Coupon Trigger on the applicable Coupon Observation Date. In addition, if the price of either Underlying has decreased below its Barrier Price as of the Final Valuation Date, you will be fully exposed to the decrease in the Least Performing Underlying on a 1-to-1 basis, even if the other Underlyings have appreciated. Under this scenario, the payment at maturity will be less than 60% of the Principal Amount and could be zero. Accordingly, your investment is subject to the market risk of each of the Underlyings.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no Contingent Coupons and sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will not receive any Contingent Coupons, or that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With 2 Underlyings, it is more likely that one or both of the Underlyings will close below its respective Coupon Trigger on any Coupon Observation Date (including the Final Valuation Date) and below its respective Barrier Price on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive any Contingent Coupons, and that you will suffer a significant loss on your investment. In addition, because each Underlying must close above its initial price on a quarterly Coupon Observation Date in order for the Notes to be called prior to maturity, the Notes are less likely to be called than if the Notes were linked to just one Underlying.

PS-8

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payments to be made on the Notes, including any Contingent Coupon and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you may receive coupon payments could be as little as 6 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 12 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

PS-9

The amount payable on the Notes is not linked to the prices of the Underlyings at any time other than the Coupon Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Coupon Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of either Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on a Coupon Observation Date but then decreases on that Coupon Observation Date to a price that is less than its Coupon Trigger, the Contingent Coupon will not be payable for that Coupon Observation Date. Similarly, if the Notes are not called, even if the price of the Least Performing Underlying is greater than or equal to its Barrier Price during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than its Barrier Price, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the price of the Least Performing Underlying prior to such decrease. Although the actual prices of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective prices on the Coupon Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Underlyings on the applicable Coupon Observation Dates.

Higher Contingent Coupon Rates or lower Barrier Prices are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the price of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the price of that Underlying could close below their respective Barrier Price on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Price or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The price of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

Changes that affect an Underlying or its underlying index may affect the price of that Underlying and the market value of the Notes and the amount you will receive on the Notes.

The policies of the Reference Issuer of an Underlying or the index sponsor of its underlying index, concerning additions, deletions and substitutions of the constituents comprising that Underlying or its Underlying Index, as applicable, and the manner in which the Reference Issuer or the index sponsor takes account of certain changes affecting those constituents held by an Underlying or included in its Underlying Index may affect the price of that Underlying. The policies of the Reference Issuer or the index sponsor with respect to the calculation of an Underlying or its Underlying Index, as applicable, could also affect the price of that Underlying. The Reference Issuer or the index sponsor may discontinue or suspend calculation or dissemination of an Underlying or its Underlying Index, as applicable. Any such actions could affect the price of an Underlying and the value of the Notes.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

PS-10

Risks associated with the financial sector.

The XLF invests in financial services companies, which are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, the recent deterioration of the credit markets generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Events in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign, and caused certain financial services companies to incur large losses. Numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include REITs).

Risks associated with the oil and gas exploration and production sector

All of the stocks held by the XLF are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the XLF are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks held by the XLF, the return on the Notes will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector.

In addition, the stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the XLF develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the prices of the stocks held by the XLF, the market price of the XLF, and the value of the Notes.

PS-11

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Least Performing Underlying relative to its Initial Price. We cannot predict the Official Closing Price of any of the Underlyings on any Coupon Observation Date or Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any of the Underlyings or return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given certain hypothetical prices of the Least Performing Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Price of each Underlying:	$100.00*
▶	Hypothetical Barrier Price of each Underlying:	$60.00, 60% of the Initial Price
▶	Hypothetical Coupon Trigger of each Underlying:	$65.00, 65% of the Initial Price
▶	Contingent Coupon Rate:	8.25% per annum (2.0625% for each quarter in which it is payable). If the Official Closing Price of each Underlying on every Coupon Observation Date is greater than or equal to its Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total $412.50 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Price of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price of either Underlying. The actual Initial Price of each Underlying is set forth on page PS-4 of this pricing supplement.

PS-12

Summary of the Examples**

	Notes Are Called on a Coupon Observation Date	Notes Are Not Called on Any Coupon Observation Date
	Example 1	Example 2	Example 3	Example 4
Initial Price of each Underlying	$100.00	$100.00	$100.00	$100.00
Barrier Price of each Underlying	$60.00	$60.00	$60.00	$60.00
Coupon Trigger of each Underlying	$65.00	$65.00	$65.00	$65.00
Official Closing Price / Percentage Change on the First Coupon Observation Date	$75.00/-25.00%	$62.00/-38.00%	$62.00/-38.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Second Coupon Observation Date	$80.00/-20.00%	$62.00/-38.00%	$62.00/-38.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Third Coupon Observation Date	$80.00/-20.00%	$62.00/-38.00%	$62.00/-38.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Fourth Coupon Observation Date	$85.00/-15.00%	$62.00/-38.00%	$80.00/-20.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Fifth Coupon Observation Date	$85.00/-15.00%	$63.00/-37.00%	$75.00/-25.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Sixth Coupon Observation Date	$90.00/-15.00%	$85.00/-15.00%	$63.00/-37.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Seventh Coupon Observation Date	$105.00/5.00%	$75.00/-25.00%	$63.00/-37.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Eighth Coupon Observation Date	N/A	$62.00/-48.00%	$63.00/-37.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Ninth Coupon Observation Date	N/A	$63.00/-37.00%	$68.00/-32.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Tenth Coupon Observation Date	N/A	$63.00/-37.00%	$62.00/-38.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Eleventh through the Nineteenth Coupon Observation Date	N/A	$85.00/-15.00%	$62.00/-38.00%	$55.00/-45.00%
Official Closing Price / Percentage Change on the Final Valuation Date	N/A	$80.00/-20.00%	$62.00/-38.00%	$55.00/-45.00%
Contingent Coupon Payment Amounts Prior to Maturity or Automatic Call	6 x $20.625 = $123.75	3 x $20.625 = $61.875	3 x $20.625 = $61.875	0 x $20.625 = $0.00
Payment if Notes are Called	$1,020.625	N/A	N/A	N/A
Payment at Maturity	N/A	$1,020.625	$1000.00	$1,000 + $1,000 x -45.00% = $550.00
Return of the Notes	14.4375%	8.25%	6.1875%	-45.00%

** The table above illustrates, on any given Coupon Observation Date or the Final Valuation Date, the hypothetical price and percentage change of the Underlying with the greatest decline compared to its Initial Price (or, if none have declined on such date, the smallest increase).

PS-13

Example 1—The Official Closing Price of each Underlying on the seventh Coupon Observation Date is greater than or equal to its Initial Price and each Underlying closed at or above its Coupon Trigger (but below its Initial Price) on the six prior Coupon Observation Dates.

Underlying	Initial Price	Final Price
XLF	$100.00	$130.00 (130.00% of Initial Price)
XOP	$100.00	$120.00 (120.00% of Initial Price)

Payment upon the call:	$1,020.625

Because the Official Closing Price of each Underlying on the seventh Coupon Observation Date is at or above its Initial Price, the Notes will be called and you will receive $1,020.625 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $123.75 received in respect of the prior Coupon Observation Dates, we will have paid you a total of $1,144.375 per Note, resulting in a 14.4375% return on the Notes. No extra payment will be made on account of the Official Closing Price of each Underlying being above its respective Initial Price.

Example 2— The Notes are not called, the Final Price of the Least Performing Underlying is greater than or equal to its Coupon Trigger, and each Underlying closed at or above its Coupon Trigger (but below its Initial Price) on three of the Coupon Observation Dates prior to the Final Valuation Date.

Underlying	Initial Price	Final Price
XLF	$100.00	$80.00 (80.00% of Initial Price)
XOP	$100.00	$85.00 (85.00% of Initial Price)

The XLF is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-20.00%
Final Settlement Value:	$1,020.625

Because the Notes are not called and the Final Price of the Least Performing Underlying is greater than or equal to its Coupon Trigger, you will receive $1,000 per $1,000 in Principal Amount plus the final Contingent Coupon, calculated as follows:

Payment at Maturity = $1,000 + $20.625 = $1,020.625

When added to the previous four Contingent Coupon payments of $61.875 received in respect of prior Coupon Observation Dates, we will have paid you a total of $1,085.00 per Note, resulting in an 8.25% return on the Notes.

Example 3 — The Notes are not called, the Final Price of the Least Performing Underlying is less than its Coupon Trigger but greater than or equal to its Barrier Price, and each Underlying closed at or above its respective Coupon Trigger (but below its Initial Price) on three of the nineteen Coupon Observation Dates prior to the Final Valuation Date.

Underlying	Initial Price	Final Price
XLF	$100.00	$62.00 (62.00% of Initial Price)
XOP	$100.00	$85.00 (85.00% of Initial Price)

XLF is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-38.00%
Final Settlement Value:	$1,000.00

Because the Final Level of the Least Performing Underlying is less than its Coupon Trigger but greater than or equal to its Barrier Price, you will receive $1,000 per $1,000 in Principal Amount. The final Contingent Coupon will not be payable. When added to the Contingent Coupon payments of $61.875 received in respect of prior Coupon Observation Dates, we will have paid you a total of $1,061.875 per Note, resulting in a 6.1875% return on the Notes.

PS-14

Example 4— The Notes are not called, the Final Price of the Least Performing Underlying is less than its Barrier Price, and the Least Performing Underlying did not close at or above its Coupon Trigger on any Coupon Observation Date.

Underlying	Initial Price	Final Price
XLF	$100.00	$55.00 (55.00% of Initial Price)
XOP	$100.00	$85.00 (85.00% of Initial Price)

The XLF is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-45.00%
Final Settlement Value:	$550.00

Because the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will receive $550.00 per $1,000 in Principal Amount, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x -45.00%) = $550.00

Because there was no Contingent Coupon payable in respect of the prior Coupon Observation Dates, we will pay you a total of $550.00, resulting in a -45.00% return on the Notes.

If the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will be exposed to any decrease in the price of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

PS-15

INFORMATION RELATING TO THE UNDERLYINGS

Description of the Financial Select Sector SPDR® Fund (“XLF”)

The XLF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial sector of the U.S. equity market. The Financial Select Sector Index is composed of companies whose primary line of business is directly associated with the financial sector. For more information about the XLF, see “Financial Select Sector SPDR® Fund” beginning on page S-12 of the accompanying ETF Underlying Supplement.

Historical Performance of the XLF

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the relevant exchange, of the XLF for each quarter in the period from January 1, 2008 through July 20, 2018. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. Historical prices of the XLF should not be taken as an indication of its future performance.

Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)	Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)
March 31, 2008	23.95	19.00	20.18	September 30, 2013	16.95	15.76	16.18
June 30, 2008	22.47	16.40	16.40	December 31, 2013	17.75	15.89	17.75
September 30, 2008	18.38	13.95	16.21	March 31, 2014	18.25	16.67	18.14
December 31, 2008	16.71	7.62	10.25	June 30, 2014	18.60	17.28	18.47
March 31, 2009	10.30	5.03	7.15	September 30, 2014	19.33	17.99	18.81
June 30, 2009	10.57	7.15	9.72	December 31, 2014	20.33	17.90	20.08
September 30, 2009	12.46	9.01	12.13	March 31, 2015	20.08	18.68	19.58
December 31, 2009	12.76	11.38	11.68	June 30, 2015	20.52	19.56	19.80
March 31, 2010	13.01	11.09	12.97	September 30, 2015	20.77	18.09	18.40
June 30, 2010	13.84	11.21	11.21	December 31, 2015	20.16	18.40	19.31
September 30, 2010	12.25	10.91	11.65	March 31, 2016	19.31	15.99	18.28
December 31, 2010	13.00	11.64	12.95	June 30, 2016	19.36	17.42	18.54
March 31, 2011	13.97	12.92	13.33	September 30, 2016	19.95	18.17	19.30
June 30, 2011	13.56	11.94	12.45	December 31, 2016	23.75	19.21	23.25
September 30, 2011	12.71	9.36	9.61	March 31, 2017	25.24	22.95	23.73
December 31, 2011	11.41	9.16	10.56	June 30, 2017	24.69	22.90	24.67
March 31, 2012	12.97	10.56	12.81	September 30, 2017	25.86	23.88	25.86
June 30, 2012	12.92	10.86	11.87	December 31, 2017	28.22	25.86	27.91
September 30, 2012	13.22	11.55	12.67	March 31, 2018	30.17	26.82	27.57
December 31, 2012	13.55	12.31	13.32	June 29, 2018	28.34	26.36	26.59
March 31, 2013	15.00	13.32	14.77	July 20, 2018*	27.93	26.48	27.56
June 30, 2013	16.38	14.48	15.83

* This pricing supplement includes information for the third calendar quarter of 2018 for the period from July 1, 2018 through July 20, 2018. Accordingly, the “Quarter High,” “Quarter Low” and “Quarter Close” data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2018.

The graph below illustrates the daily performance of the XLF from January 1, 2008 through July 20, 2018 based on closing price information from the Bloomberg Professional® service. Past performance of the XLF is not indicative of its future performance.

PS-16

The SPDR® S&P® Oil & Gas Exploration & Production ETF

The SPDR® S&P® Oil & Gas Exploration & Production ETF (the “XOP”) is an investment portfolio maintained and managed by SSgA Funds Management, Inc. (“SSFM”). The XOP trades on the NYSE Arca under the ticker symbol “XOP.” The inception date of the SPDR® S&P Oil & Gas Exploration and Production ETF is June 19, 2006. Prior to January 8, 2007, the XOP was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the XOP may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The XOP seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Oil & Gas Exploration & Production Select Industry® Index. The underlying index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas sector exploration and production. As of June 30 2018, 2018, there were 74 oil and gas exploration and production sector companies included in the XOP. As of June 30, 2017, no single company represented more than 2.10% of the XOP’s holdings.

The XOP utilizes a “replication” investment approach in attempting to track the performance of the underlying index. The XOP typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. XOP will normally invest at least 80% of its total assets in common stocks that comprise the underlying index. The returns of the XOP may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information. Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index

We have derived all information contained in this document regarding the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, SSFM.

The underlying index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI, must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to

PS-17

remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Historical Performance of the XOP

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices on the relevant exchange, of the XOP for each quarter in the period from January 1, 2008 through July 20, 2018. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. Historical prices of the XLF should not be taken as an indication of its future performance.

Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)	Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)
March 31, 2008	55.83	44.79	53.73	September 30, 2013	66.47	58.18	65.89
June 30, 2008	71.31	53.73	70.15	December 31, 2013	72.74	65.02	68.53
September 30, 2008	70.93	42.68	44.83	March 31, 2014	71.83	64.04	71.83
December 31, 2008	44.83	22.97	29.64	June 30, 2014	83.45	71.19	82.28
March 31, 2009	33.48	23.41	26.60	September 30, 2014	82.28	68.83	68.83
June 30, 2009	38.25	26.60	31.72	December 31, 2014	68.83	42.75	47.86
September 30, 2009	39.61	28.51	38.62	March 31, 2015	53.94	42.55	51.66
December 31, 2009	43.36	36.91	41.21	June 30, 2015	55.63	46.43	46.66
March 31, 2010	44.07	39.22	42.13	September 30, 2015	46.66	31.71	32.84
June 30, 2010	45.82	38.57	38.99	December 31, 2015	40.53	28.64	30.22
September 30, 2010	42.85	38.05	42.26	March 31, 2016	30.96	23.60	30.35
December 31, 2010	52.71	42.18	52.69	June 30, 2016	37.50	29.23	34.81
March 31, 2011	64.50	52.69	64.50	September 30, 2016	39.12	32.75	38.46
June 30, 2011	64.97	54.71	58.78	December 30, 2016	43.42	34.73	41.42
September 30, 2011	65.24	42.80	42.80	March 31, 2017	42.21	35.17	37.44
December 30, 2011	57.56	39.99	52.69	June 30, 2017	37.89	30.17	31.92
March 30, 2012	61.34	52.67	56.91	September 29, 2017	34.37	29.09	34.09
June 29, 2012	57.85	45.20	50.40	December 29, 2017	37.64	32.25	37.18
September 28, 2012	59.35	48.73	55.69	March 29, 2018	39.85	32.38	35.22
December 31, 2012	57.38	50.69	54.07	June 29, 2018	44.22	34.03	43.06
March 28, 2013	62.10	54.07	60.49	July 20, 2018*	44.52	42.24	42.50
June 28, 2013	62.61	54.71	58.18

* This pricing supplement includes information for the third calendar quarter of 2018 for the period from July 1, 2018 through July 20, 2018. Accordingly, the “Quarter High,” “Quarter Low” and “Quarter Close” data indicated are for this shortened period only and do not reflect complete data for third calendar quarter of 2018.

The graph below illustrates the daily performance of the XLF from January 1, 2008 through July 20, 2018 based on closing price information from the Bloomberg Professional® service. Past performance of the XLF is not indicative of its future performance.

PS-18

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this pricing supplement except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying’s Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are “contingent payment debt instruments” for U.S. federal income tax purposes subject to the treatment described under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes” in the accompanying prospectus supplement.

We will not attempt to ascertain whether the Underlyings or any of the entities whose stock is owned by the Underlyings would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If the Underlyings or one or more of the entities whose stock is owned by the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other

PS-19

authorities by the Underlyings and the entities whose stock is owned by the Underlyings and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is owned by an Underlying is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts” in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer’s registration statement on Form S-3 dated February 26, 2018.

PS-20

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

 HSBC USA Inc.

$1,265,000 Autocallable Contingent
Income Barrier Notes Linked to the
Least Performing of the Financial
Select Sector SPDR® Fund and the
SPDR® S&P® Oil & Gas Exploration

& Production ETF

July 20, 2018

Pricing Supplement

Pricing Supplement
General	PS-5
Payment on the Notes	PS-6
Investor Suitability	PS-7
Risk Factors	PS-8
Illustrative Examples	PS-12
Information Relating to the Underlyings	PS-16
Events of Default and Acceleration	PS-19
Supplemental Plan of Distribution (Conflicts of Interest)	PS-19
U.S. Federal Income Tax Considerations	PS-19
Validity of the Notes	PS-20

ETF Underlying Supplement
Risk Factors	S-1
Reference Sponsors and Index Funds	S-9
The Energy Select Sector SPDR® Fund	S-10
The Financial Select Sector SPDR® Fund	S-12
The Health Care Select Sector SPDR® Fund	S-14
The iShares® China Large-Cap ETF	S-16
The iShares® Latin America 40 ETF	S-19
The iShares® MSCI Brazil Capped ETF	S-21
The iShares® MSCI EAFE ETF	S-24
The iShares® MSCI Emerging Markets ETF	S-26
The iShares® MSCI Mexico Capped ETF	S-28
The iShares® Transportation Average ETF	S-30
The iShares® U.S. Real Estate ETF	S-31
The Market Vectors® Gold Miners ETF	S-32
The PowerShares QQQ TrustSM, Series 1	S-34
The SPDR® Dow Jones Industrial AverageSM ETF Trust	S-37
The SPDR® S&P 500® ETF Trust	S-39
The Vanguard® FTSE Emerging Markets ETF	S-41
The WisdomTree® Japan Hedged Equity Fund	S-44
Additional Terms of the Notes	S-47

Prospectus Supplement
Risk Factors	S-1
Pricing Supplement	S-10
Description of Notes	S-12
Use of Proceeds and Hedging	S-36
Certain ERISA Considerations	S-37
U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution (Conflicts of Interest)	S-61

Prospectus
About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	7
Use of Proceeds	8
Description of Debt Securities	9
Description of Preferred Stock	20
Description of Warrants	25
Description of Purchase Contracts	30
Description of Units	33
Book-Entry Procedures	36
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	41
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58